

December 26, 2023

Ignacio Madridejos
Chief Executive Officer
Ferrovial SE
Kingsfordweg 151
1043 GR Amsterdam
The Netherlands

> **Re: Ferrovial SE**
> **Amendment No. 2 to Draft Registration Statement on Form 20-F**
> **Submitted December 15, 2023**
> **CIK No. 0001468522**

Dear Ignacio Madridejos:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 20-F Submitted December 15, 2023

Item 5. Operating and Financial Review and Prospects
5.B.6.2 Cash Flows from Infrastructure Projects, Cash Flows Excluding Infrastructure Projects and Adjusted Cash Flows, page 138

1. We note your response to prior comment 1, which indicates that you are treating infrastructure companies that are consolidated within your audited financial statements as investments in shares for the purpose of these non-IFRS measures. Please revise your filing to explicitly and clearly disclose this information. In addition, we are unclear if you are changing the basis of your associate companies (equity-accounted companies) within your non-IFRS measures, please tell us and revise your filing to explicitly and clearly state if you are or are not changing the basis of your associate companies (equity-accounted companies).

2.   We note your response to prior comment 1 and your related revisions to your filing. It appears that your non-IFRS measures of Infrastructure Cash Flow, Ex-Infrastructure Cash Flow and Adjusted Cash Flows have the effect of changing the basis of accounting for certain entities to account for them as if they were investments in shares. Please tell us how you determined it was appropriate to present these measures that change the basis of accounting for these entities.

3.   It does not appear that you have presented a reconciliation of your non-IFRS measures of Infrastructure Cash Flow and Ex-Infrastructure Cash Flow to the most directly comparable IFRS financial measure or measures. Please revise your disclosure to include these reconciliations. Refer to Item 10(e)(1)(i) of Regulation S-K.

Item 6. Directors, Senior Management, and Employees
6.C.1.4. Corporate Governance Practices, page 167

4.   We note your statement that under Dutch law, a majority of votes cast may approve a resolution in a meeting where no quorum is required under Dutch law or the company's Articles of Association. Please clarify what resolutions or actions must be approved in a meeting where a quorum is required under Dutch law or the company's Articles of Association, and state the quorum requirement.

   Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: M. Ryan Benedict